FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 2054 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person   Yankee Companies, Inc., 902 Clint
Moore Road, Suite 136; Boca Raton, Florida 33487

2.  Issuer Name and Ticker or Trading Symbol                     Colmena Corp.

3.  IRS or Social Security Number or Reporting Person (Voluntary)
59-3532520

4.  Statement for Month/Year                             February, 1999

5.  If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (check all applicable)

__ Director                                   X    10% Owner
__ Officer                                     __  Other (Specify Below)

---------------------------------

7.                   Individual or Joint/Group Reporting (Check applicable line)

__   Form filed by One Reporting Person
X    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instruction 4)                 Common Stock

2.  Amount of Securities Beneficially Owned (Instruction 4)    2,000,000
shares

3.  Ownership Form:  Direct (D) or Indirect (I) (Instruction 5)      Direct

4.  Nature of Indirect Beneficial Ownership (Instruction 5)        Not
Applicable


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1.  Title of Security (Instruction 4)                 Common Stock

2.  Amount of Securities Beneficially Owned (Instruction 4)    100,000 shares

3.  Ownership Form:  Direct (D) or Indirect (I) (Instruction 5)     Indirect

4. Nature of Indirect Beneficial Ownership (Instruction 5) Shares held by the President of the Yankee Companies wife thru Blue Lake Capital.


1.  Title of Security (Instruction 4)                 Common Stock

2.  Amount of Securities Beneficially Owned (Instruction 4)    220,000 shares

3.  Ownership Form:  Direct (D) or Indirect (I) (Instruction 5)     Indirect

4. Nature of Indirect Beneficial Ownership (Instruction 5) Shares held by the President's child thru Jerrold Tucker a/c/f Shayna Tucker.


1.  Title of Security (Instruction 4)                 Common Stock

2.  Amount of Securities Beneficially Owned (Instruction 4)   220,000 shares

3.  Ownership Form:  Direct (D) or Indirect (I) (Instruction 5)     Indirect

4. Nature of Indirect Beneficial Ownership (Instruction 5) Shares held by the President's child thru Jerrold Tucker a/c/f Montana Tucker.


1.  Title of Security (Instruction 4)                 Common Stock

2.  Amount of Securities Beneficially Owned (Instruction 4)    250,000 shares

3.  Ownership Form:  Direct (D) or Indirect (I) (Instruction 5)      Indirect

4. Nature of Indirect Beneficial Ownership (Instruction 5) Shares held by the President of the Yankee Companies wife


Table II - Derivative Securities Beneficially Owned

1. Title of Derivative Security (Instruction 4)

2.  Date Exercisable and Expiration Date
Exercisable             Expiration
Date                          Date

3.  Title and Amount of Securities Underlying Derivative Security (Instruction
4)
Title                        Amount or Number of Shares

4.  Conversion of Exercise Price of Derivative Security

5.  Ownership  Form  of  Derivative   Security:   Direct  (D)  or  Indirect  (I)
(Instruction 5)

6. Nature of Indirect Beneficial Ownership (Instruction 5)


Explanation of Responses:

/s/ Leonard Miles Tucker                                           February 1,
1999
----------------------------------------------------
/s/  Leonard Miles Tucker, President                                   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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Names and social security or tax id numbers for more than one reporting person.

Michelle Tucker###-##-####
Shayna Tucker###-##-####
Montana Tucker###-##-####
Leonard Miles Tucker###-##-####
Blue Lake Capital65-0703836